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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               Thompson PBE, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    884888100
                            -------------------------
                                 (CUSIP Number)

      Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7)

SEC 1745 (2/92)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 10 Pages

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-------------------------------                  -------------------------------
CUSIP No.   884888100              SCHEDULE 13G  Page  2  of  10  Pages
-------------------------------                  -------------------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Chase Venture Capital Associates, L.P.
                (f/k/a Chemical Venture Capital Associates, A
                California Limited Partnership)
                13-337-6808
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /

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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                California
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                       5      SOLE VOTING POWER

                                    1,174,076 (includes 47,806 warrants
                                    exercisable for Common Stock)
                   -------------------------------------------------------------
    NUMBER OF          6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                     Not applicable.
     OWNED BY      -------------------------------------------------------------
       EACH            7      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                      1,174,076 (includes 47,806 warrants
                                    exercisable for Common Stock)
                   -------------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                                    Not applicable.
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,174,076 (includes 47,806 warrants exercisable for Common Stock)
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                              / /

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                13.5%

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   12     TYPE OF REPORTING PERSON*

                PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

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Item 1.

            (a)   Name of Issuer:

                  Thompson PBE, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  4553 Glencoe Avenue, Suite 200
                  Marina del Rey, California  90292

Item 2.

            (a)   Name of Person Filing:

                  Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership)

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   Address of Principal Business Office or, if none, Residence:

                  380 Madison Avenue, 12th floor
                  New York, New York 10017

            (c)   Citizenship:

                  See Row 4 on cover page.

            (d)   Title of Class of Securities (of Issuer):

                  Common Stock

            (e)   CUSIP Number:

                  See top of cover page.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

                               Page 3 of 10 Pages
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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

--------------------------------------------------------------------------------

Item 4.     Ownership

            (a)   Amount Beneficially Owned:

                  1,174,076 (includes 47,806 warrants exercisable for Common Stock) (as of December 31, 1996). Of this amount, the Reporting Person has granted options to acquire 72,644 shares to certain executive officers of the Issuer, which options are presently exercisable.

            (b)   Percent of Class:

                  13.5% (as of December 31, 1996)

            (c)   Number of shares as to which such person has:

                  (i)   1,174,076
                  (ii)  Not applicable.
                  (iii) 1,174,076
                  (iv)  Not applicable.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.

                             Page 4 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997                 CHASE VENTURE CAPITAL ASSOCIATES, L.P
                                        By: CHASE CAPITAL PARTNERS,
                                            its General Partner


                                        By: /s/ Jeffrey C. Walker
                                            ---------------------------------
                                            Name:   Jeffrey C. Walker
                                            Title:  A General Partner


                               Page 5 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

      This statement is being filed by Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

      Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                   John R. Baron
                                   Mitchell J. Blutt, M.D.
                                   Arnold L. Chavkin
                                   David L. Ferguson
                                   Michael R. Hannon
                                   Donald J. Hofmann
                                   Stephen P. Murray
                                   Brian J. Richmand
                                   Shahan D. Soghikian
                                   Jeffrey C. Walker
                                   Damion E. Wicker, M.D.

      Mr. Ferguson's principal business office address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

      Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chemical Capital is a wholly owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chemical Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chemical Capital, each of whom is a U.S. citizen.


      The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.


                               Page 6 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

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                                                                    SCHEDULE A

                          CHEMICAL CAPITAL CORPORATION

                               Executive Officers

President                                 Jeffrey C. Walker**

Executive Vice President                  Mitchell J. Blutt, M.D.**

Vice President & Secretary                Gregory Meridith*

Vice President & Treasurer                Donna L. Carter**

Assistant Secretary                       Robert C. Carroll*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

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*Principal occupation is employee and/or officer of Chase. Business address is
c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

**Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue,
12th Floor, New York, NY 10017.


                               Page 7 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

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                                                                    SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman

                                   Directors**

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, NY  10019

Susan V. Berresford           President
                              The Ford Foundation
                              320 East 43rd Street
                              New York, NY  10017

M. Anthony Burns              Chairman, President and CEO
                              Ryder System, Inc.
                              3600 N.W. S2nd Avenue
                              Miami, FL  33166

H. Laurance Fuller            Chairman of the Board and Chief Executive Officer
                              Amoco Corporation
                              200 East Randolph Drive
                              Chicago, IL  60601

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*Principal occupation is executive officer and/or employee of The Chase
Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

**Each of the persons named below is a citizen of the United States of America.



                               Page 8 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

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                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Melvin R. Goodes              Chairman of the Board and
                               Chief Executive Officer
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ  07950

William H. Gray, III          President and Chief Executive Officer
                              United Negro College Fund, Inc.
                              8260 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, VA  22031

George V. Grune               Retired Chairman and Chief Executive
                               Officer the Reader's Digest
                               Association, Inc.
                              Chairman of the Board
                              The DeWitt Wallace-Reader's Digest Fund
                              Lila Wallace-Reader's Digest Fund
                              2 Park Avenue, 23rd Floor
                              New York, NY  10016

William B. Harrison, Jr.      Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

Harold S. Hook                Chairman of the Board
                              American General Corporation
                              2929 Allen Parkway
                              Houston, TX  77019

Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue - Room 29-72
                              New York, NY  10022

Thomas G. Labracque           President and Chief Operating Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

J. Bruce Llewellyn            Chairman of the Board

                              The Philadelphia Coca-Cola Bottling Company,
                              The Coca-Cola Bottling Company of Wilmington, Inc. and Queen City Broadcasting, Inc.
                              The Philadelphia Coca-Cola Bottling Company
                              30 Rockefeller Plaza, 29th Floor
                              New York, New York 10112


                               Page 9 of 10 Pages

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                                  SCHEDULE 13G

Issuer: Thompson PBE, Inc.                              CUSIP Number:  884888100

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                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Edward D. Miller              Senior Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

Edmund T. Pratt, Jr.          Chairman Emeritus
                              Pfizer Inc.
                              Astors Lane
                              Port Washington, NY  11050

Henry B. Schacht              Chairman of the Board and
                               Chief Executive Officer
                              Lucent Technologies, Inc.
                              600 Mountain Avenue - Room 6A511
                              Murray Hill, NJ  07974

Walter V. Shipley             Chairman of the Board and Chief
                              Executive Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

Andrew C. Sigler              Retired Chairman of the Board
                               and Chief Executive Officer
                              Champion International Corporation
                              1 Champion Plaza
                              Stamford, CT 06921

John R. Stafford              Chairman, President and Chief
                               Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms

                              Madison, NJ  07940

Marina v.N. Whitman           Professor of Business Administration
                               and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI  48109-1220


                               Page 10 of 10 Pages